Exhibit 99.1

Arco Platform Limited Reports Fourth Quarter and Full Year 2019 Financial Results

Arco beat its adjusted EBITDA margin guidance, achieving 37.9% excluding the M&A effect and confirmed the 2020 ACV of R$1,006 million.

São Paulo, Brazil, March 16, 2020 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today reported financial and operating results for the fourth quarter and full year ended December 31, 2019.

“2019 was a very successful year for Arco with several milestones achieved, such as the acquisition of Positivo and the expansion and diversification of our platform of solutions to schools. We concluded another very strong sales cycle, beating our initial expectations for both Arco stand-alone and Positivo, reaching 1,360,000 students spread throughout 5,400 schools. We are extremely excited with the opportunities ahead of us.” said Ari de Sá Neto, CEO and founder of Arco.

“We are committed to grow fast and responsibly, maintaining the constant improvement of our solutions while effectively controlling costs, as shown by our margins”.

Full Year 2019 Results

•	Net Revenue of R$572.8 million;
•	Net Loss of R$9.4 million;
•	Adjusted Net Income of R$169.5 million; and
•	Adjusted EBITDA of R$209.4 million.

Fourth Quarter 2019 Results

•	Net Revenue of R$247.6 million;
•	Net Profit of R$42.5 million;
•	Adjusted Net Income of R$77.0 million; and
•	Adjusted EBITDA of R$106.3 million.

Revenue Recognition and Seasonality

As we report the fourth quarter and full year 2019 results, it is important to highlight the revenue recognition and seasonality of our business.

We typically deliver our Core Curriculum content four times each year, in March, June, August and December and our Supplemental Solutions content twice each year, in June and December, usually two to three months prior to the start of each school quarter. The amount of revenue recognized is proportional to the amount of content made available, which is not linearly distributed among the quarters. This causes revenue seasonality in our business, in which the third quarter revenue is the lowest point of the year.

A significant portion of our expenses is also seasonal. Due to the nature of our business cycle, we require significant working capital, typically in September or October of each year, to cover costs related to production and accumulation of inventory, selling and marketing expenses, and delivery of our teaching materials at the end of each fiscal year in preparation for the beginning of each school year. Therefore, such operating expenses are generally incurred in the period between September and December of each year.

2020 ACV Bookings Confirmation (From October 2019 to September 2020):

•	2020 ACV Bookings for Arco Platform is R$1,006 million.
•	ACV Bookings for Arco, excluding Positivo, grows at 35% YoY.

First Quarter 2020 guidance:

•	We expect to recognize in the first quarter (1Q20) 23% to 26% of the consolidated ACV Bookings 2020.

Full Year 2020 guidance:

•	Adjusted EBITDA Margin is expected to be in the range of 35.5% to 37.5%.

Synergies resulting from the integration of Positivo Soluções Didáticas (“Positivo”): Arco’s revised integration plan estimates between R$50 million to R$70 million in annual EBITDA impact by the fourth year of integration. Besides that, the Purchase Price Allocation for the acquisition of Positivo based on October 2019 figures resulted in an estimate of R$1,557 million of both identifiable intangible assets and goodwill, which should generate an estimated tax benefit of R$529 million over their amortization period, from the time the incorporation of Positivo by EAS Educação is finalized, which we expect will happen in the third quarter 2020. The unused portion in the year of the amortization, should generate a tax loss, which may be offset in the coming years, limited to 30% of the tax profit.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made based on the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain customers; our ability to increase the price of our solutions; our ability to expand our sales and marketing capabilities; general market, political, economic, and business conditions in Brazil or abroad; and our financial targets which include revenue, share count and other IFRS measures, as well as non-IFRS financial measures including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Free Cash Flow.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Key Business Metrics

ACV Bookings: We define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year (we define “school year” for purposes of calculation of ACV Bookings as the twelve-month period starting in October of the previous year to September of the mentioned current year). We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school.

Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin which are non-GAAP financial measures.

We calculate Adjusted EBITDA as profit for the year (or period) plus income taxes plus/minus finance result plus depreciation and amortization plus share of loss of equity-accounted investees plus share-based compensation plan, plus M&A expenses and plus non-recurring expenses. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by Net Revenue, multiplied by 100%.

We calculate Adjusted Net Income as profit for the year (or period) plus share-based compensation plan plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement and (vi) softwares resulting from aquisitions) less/plus changes in fair value of derivative instruments (which refers to (i) changes in fair value of derivative instruments—finance income, and plus (ii) changes in fair value of derivative instruments—finance costs), less/plus changes in accounts payable to selling shareholders plus share of loss of equity-accounted investees plus interest expenses plus/minus changes in current and deferred tax recognized in statements of income applied to all adjustments to net income, plus/minus foreign exchange gains/loss on cash and cash equivalents, plus M&A expenses and plus non-recurring expenses. We calculate Adjusted Net Income Margin as Adjusted Net Income divided by Net Revenue, multiplied by 100%.

We calculate Free Cash Flow as Net Cash Flows from Operating activities less acquisition of property and equipment less acquisition of intangible assets. We consider Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by operating activities and cash used for investments in property and equipment required to maintain and grow our business.

We understand that, although Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Free Cash Flow are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Free Cash Flow may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Conference Call Information

Arco will discuss its fourth quarter and full year 2019 results today, March 16, 2020, via a conference call at 4:30 p.m. Eastern Time. To access the call (ID: 7458624), please dial: (866) 679-4032 or +1 (409) 217-8315. An audio replay of the call will be available through March 30, 2020 by dialing (855) 859-2056 or +1 (404) 537-3406 and entering access code 7458624. A webcast of the call will be available on the Investor Relations section of the Company’s website at https://arcoeducacao.gcs-web.com/.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br

Source: Arco Platform Ltd.

Arco Platform Limited

Condensed Statements of Financial Position

	December 31,	December 31,
(In thousands)	2019	2018
	R$	R$
Assets
Current assets
Cash and cash equivalents	48,900	12,301
Financial investments	574,804	806,789
Trade receivables	329,428	136,611
Inventories	40,106	15,131
Recoverable taxes	15,612	11,227
Financial instruments from acquisition of interests	3,794	-
Related parties	1,298	-
Other assets	14,630	6,091
Total current assets	1,028,572	988,150
Non-current assets
Financial instruments from acquisition of interests	32,152	26,630
Deferred income tax	156,748	99,460
Recoverable taxes	6,613	1,033
Financial investments	4,690	4,370
Related parties	14,813	1,226
Other assets	14,399	1,060
Investments and interests in other entities	48,574	11,862
Property and equipment	21,328	13,347
Right-of-use assets	21,631	-
Intangible assets	1,811,903	187,740
Total non-current assets	2,132,851	346,728
Total assets	3,161,423	1,334,878
Liabilities
Current liabilities
Trade payables	34,521	14,845
Labor and social obligations	68,511	15,888
Taxes and contributions payable	7,508	2,555
Income taxes payable	52,038	17,294
Advances from customers	25,626	5,997
Lease liabilities	6,845	-
Loans and financing	98,561	-
Financial instruments from acquisition of interests	-	51
Accounts payable to selling shareholders	117,959	830
Other liabilities	607	428
Total current liabilities	412,176	57,888
Non-current liabilities
Labor and social obligations	2,801	-
Lease liabilities	19,012	-
Financial instruments from acquisition of interests	33,940	25,046
Provision for legal proceedings	251	131
Deferred income tax	-	1,378
Accounts payable to selling shareholders	1,098,273	180,551
Other liabilities	160	-
Total non-current liabilities	1,154,437	207,106
Equity
Share capital	11	10
Capital reserve	1,607,622	1,089,505
Share-based compensation reserve	84,546	67,350
Accumulated losses	(97,369)	(86,687)
Equity attributable to equity holders of the parent	1,594,810	1,070,178
Non-controlling interests	-	(294)
Total equity	1,594,810	1,069,884
Total liabilities and equity	3,161,423	1,334,878

Arco Platform Limited

Consolidated Statements of Income (Loss)

	Three months ended December 31,		Twelve months ended December 31,
(In thousands, except earnings per share)	2019	2018	2019	2018
	R$	R$	R$	R$
Net revenue	247,644	121,009	572,837	380,981
Cost of sales	(55,374)	(23,917)	(117,258)	(80,745)
Gross profit	192,270	97,092	455,579	300,236
Operating expenses:
Selling expenses	(76,691)	(35,201)	(199,780)	(113,270)
General and administrative expenses	(56,165)	(22,010)	(191,438)	(129,754)
Other income (expense), net	(8,738)	342	(6,287)	4,856
Operating profit	50,676	40,223	58,074	62,068
Finance income	24,943	22,835	72,047	36,618
Finance costs	(37,032)	(182,789)	(170,855)	(198,795)
Finance result	(12,089)	(159,954)	(98,808)	(162,177)
Share of loss of equity-accounted investees	153	(243)	(1,800)	(792)
Profit (loss) before income taxes	38,740	(119,974)	(42,534)	(100,901)
Income taxes - income (expense)
Current	(14,596)	(3,304)	(46,850)	(26,553)
Deferred	18,371	46,389	79,953	44,538
Total income taxes – income (expense)	3,775	43,085	33,103	17,985
Profit (loss) for the period	42,515	(76,889)	(9,431)	(82,916)
Equity holders of the parent	42,515	(76,819)	(9,431)	(82,380)
Non-controlling interests	-	(70)	-	(536)

Basic earnings per share – in Brazilian reais
Class A	0.79	(1.53)	(0.18)	(1.64)
Class B	0.79	(1.53)	(0.18)	(1.64)
Diluted earnings per share – in Brazilian reais
Class A	0.78	(1.53)	(0.18)	(1.64)
Class B	0.78	(1.53)	(0.18)	(1.64)
Weighted-average shares used to compute net income per share:
Basic	53,812	50,261	51,552	50,261
Diluted	54,149	50,261	51,552	50,261

Arco Platform Limited

Consolidated Statements of Cash Flows

	Three months ended December 31,		Twelve months ended December 31,
(In thousands)	2019	2018	2019	2018
	R$	R$	R$	R$
Operating activities
Profit (loss) before income taxes	38,740	(119,974)	(42,534)	(100,901)
Adjustments to reconcile (loss) profit before income taxes
Depreciation and amortization	23,865	5,735	48,314	19,594
Inventory reserves	4,273	4,875	8,476	7,252
Allowance for doubtful accounts	7,903	3,875	17,392	9,588
Loss on sale/disposal of property and equipment and intangible	2,906	-	3,499	138
Fair value change in financial instruments from acquisition interests	(10,822)	2,243	(473)	(659)
Changes in accounts payable to selling shareholders	7,622	130,378	89,403	130,378
Share of loss of equity-accounted investees	(153)	243	1,800	792
Changes in fair value of step acquisitions	(3,708)	-	(3,708)	-
Share-based compensation plan	612	138	33,043	60,297
Interest accretion on acquisition liability	17,496	2,378	42,206	8,704
Income from non-cash equivalents	(45,797)	-	(45,797)	-
Interest on lease liabilities	258	-	1,489	-
Provision for legal proceedings	20	(10)	120	131
Provision for payroll taxes (restricted stock units)	(15,066)	-	8,333	-
Foreign exchange loss	571	34,435	555	34,435
Gain on sale of investment	(34)	-	(3,286)	-
Other financial cost/revenue, net	121	-	(1,360)	-
	28,807	64,316	157,472	169,749
Changes in assets and liabilities
Trade receivables	(176,193)	(83,440)	(136,407)	(57,020)
Inventories	(3,669)	1,476	(14,637)	(3,563)
Recoverable taxes	(944)	(3,789)	(8,494)	(3,807)
Other assets	(9,376)	469	(16,035)	(2,254)
Trade payables	(37)	5,420	8,455	10,256
Labor and social obligations	(2,390)	1,840	15,950	7,169
Taxes and contributions payable	2,491	1,038	1,951	1,476
Advances from customers	22,334	2,028	19,997	99
Other liabilities	112	1,822	(268)	(3,342)
Cash generated from (used in) operations	(138,865)	(8,820)	27,984	118,763
Income taxes paid	(6,107)	(1,174)	(34,747)	(26,639)
Interest paid on lease liabilities	(455)	-	(852)	-
Net cash flows from (used in) operating activities	(145,427)	(9,994)	(7,615)	92,124

Investing activities
Acquisition of property and equipment	(3,382)	(2,807)	(10,991)	(6,854)
Payment of investments and interests in other entities	(36,435)	-	(41,853)	(2,000)
Acquisition of subsidiaries, net of cash acquired	(782,748)	-	(798,885)	-
Payment of accounts payable to selling shareholders	-	(936)	-	(14,756)
Acquisition of intangible assets	(16,741)	(19,555)	(43,102)	(29,403)
Purchase of financial investments	365,821	(756,473)	277,389	(727,951)
Loans to related parties	-	-	(14,000)	-
Net cash flows used in investing activities	(473,485)	(779,771)	(631,442)	(780,964)

Financing activities
Capital increase	1	-	13,830	3,091
Capital increase - proceeds from public offering	589,602	-	589,602	895,182
Share issuance costs	(18,224)	(12,954)	(18,897)	(78,531)
Payment of lease liabilities	(1,698)	-	(4,407)	-
Payment of loans and financing	(511)	-	(563)	-
Loans and financing	97,574	-	97,574	-
Payment to owners to acquire entity’s shares	(928)	-	(928)	-
Dividends paid	-	-	-	(85,000)
Net cash flows from (used in) financing activities	665,816	(12,954)	676,211	734,742

Foreign exchange effects on cash and cash equivalents	(572)	(34,435)	(555)	(34,435)

Increase (decrease) in cash and cash equivalents	46,332	(837,154)	36,599	11,467
Cash and cash equivalents at the beginning of the period	-	849,455	12,301	834
Cash and cash equivalents at the end of the period	46,332	12,301	48,900	12,301
Increase (decrease) in cash and cash equivalents	46,332	(837,154)	36,599	11,467

Arco Platform Limited

Reconciliation of Non-GAAP Measures

	Three months ended December 31,		Twelve months ended December 31,
(In thousands)	2019	2018	2019	2018
Adjusted EBITDA Reconciliation	R$	R$	R$	R$
Profit (loss) for the period	42,515	(76,889)	(9,431)	(82,916)
(+) Income taxes	(3,775)	(43,085)	(33,103)	(17,985)
(+/-) Finance result	12,089	159,954	98,808	162,177
(+) Depreciation and amortization	23,865	5,735	48,314	19,594
(+) Share of loss of equity-accounted investees	(153)	243	1,800	792
EBITDA	74,541	45,958	106,388	81,662
(+) Share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units).	11,148	138	66,978	60,297
(+) M&A expenses	15,939	-	28,848	-
(+) Non-recurring expenses	4,675	-	7,142	-
Adjusted EBITDA	106,303	46,096	209,356	141,959

Net Revenue	247,644	121,009	572,837	380,981
EBITDA Margin	30.1%	38.0%	18.6%	21.4%
Adjusted EBITDA Margin	42.9%	38.1%	36.5%	37.3%

	Three months ended December31,		Twelve months ended December31,
(In thousands)	2019	2018	2019	2018
Adjusted Net Income Reconciliation	R$	R$	R$	R$
Profit (loss) for the period	42,515	(76,889)	(9,431)	(82,916)
(+) Share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units).	11,148	138	66,978	60,297
(+) Amortization of intangible assets from business combinations	13,485	2,958	23,173	11,766
(+/-) Changes in fair value of derivative instruments	(10,822)	2,243	(473)	(659)
(+/-) Changes in accounts payable to selling shareholders	7,622	130,378	89,403	130,378
(+) Share of loss of equity-accounted investees	(153)	243	1,800	792
(-) Tax effects	(25,112)	(52,797)	(79,569)	(51,525)
(+) Foreign exchange on cash and cash equivalents	571	34,435	555	34,435
(+) Interest expenses (income), net	17,153	2,419	41,042	9,781
(+) M&A expenses	15,939	-	28,848	-
(+) Non-recurring expenses	4,675	-	7,142	-
Adjusted Net Income	77,021	43,128	169,468	112,349

Net Revenue	247,644	121,009	572,837	380,981
Adjusted Net Income Margin	31.1%	35.6%	29.6%	29.5%

	Three months ended December 31,		Twelve months ended December 31,
(In thousands)	2019	2018	2019	2018
Free Cash Flow Reconciliation	R$	R$	R$	R$
Cash generated from operations	(138,865)	(8,820)	27,984	118,763
(-) Income tax paid	(6,107)	(1,174)	(34,747)	(26,639)
(-) Interest paid on lease liabilities	(455)	-	(852)	-
Cash Flow from Operating Activities	(145,427)	(9,994)	(7,615)	92,124
(-) Acquisition of property and equipment	(3,382)	(2,807)	(10,991)	(6,854)
(-) Acquisition of intangible assets	(16,741)	(19,555)	(43,102)	(29,403)
Free Cash Flow	(165,550)	(32,356)	(61,708)	55,867
(+) Interest change in financial investments	45,797	-	45,797	-
(+) Positivo's working capital	55,078	-	55,078	-
(+) Business combinations	5,699	-	5,699	-
(+) M&A expenses	15,939	-	28,848	-
(+) Others	8,784	-	11,251	-
(-) RSU's labor and social obligations	(3,561)	-	(3,561)	-
Adjusted Free Cash Flow	(37,814)	(32,356)	81,404	55,867